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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WASHINGTON GROUP INTERNATIONAL, INC.

(Name of Issuer)

Shares of Common Stock, $ .01 per share

(Title of Class of Securities)

938862208

(CUSIP Number)

March 7, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

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CUSIP No. 938862208	13G/A	13-3886851

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greenlight Capital, L.L.C. 13-3886851

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 1,305,012

Number of	6.	Shared Voting Power 0
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 1,305,012
Reporting
Person
With:	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,305,012

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 4.9% **

12.	Type of Reporting Person (See Instructions) OO

      *SEE INSTRUCTIONS BEFORE FILLING OUT
       **SEE ITEM 4(b).

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CUSIP No. 938862208	13G/A	13-3871632

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greenlight Capital, Inc. 13-3871632

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 1,275,000

Number of	6.	Shared Voting Power 0
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 1,275,000
Reporting
Person
With:	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,275,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 4.8%

12.	Type of Reporting Person* (See Instructions) CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT
       **SEE ITEM 4(b).

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CUSIP No. 938862208	13G/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Einhorn

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

	5.	Sole Voting Power 2,580,012

Number of	6.	Shared Voting Power 0
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 2,580,012
Reporting
Person
With:	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,580,012

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 9.8% **

12.	Type of Reporting Person* (See Instructions) IN

      *SEE INSTRUCTIONS BEFORE FILLING OUT
       **SEE ITEM 4(b).

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SCHEDULE 13G/A

     This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed as an amendment to the statement on Schedule 13G as filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2004 (the “Original 13G”) on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc” and together with Greenlight LLC, “Greenlight”) and Mr. David Einhorn, principal of Greenlight.

     This Amendment relates to the Common Stock of Washington Group International, Inc., a Delaware corporation (the “Common Shares”), and warrants exercisable into Common Shares purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P (“Greenlight Qualified”), of which Greenlight LLC is the general partner and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor.

Item 4 Ownership.

Item 4 of the Original 13G is hereby amended and restated in its entirety by the following paragraphs:

(a)	Greenlight and Mr. Einhorn are the beneficial owners of 1,375,000 Common Shares, Class A Warrants exercisable into 436,500 Common Shares, Class B Warrants exercisable into 498,500 Common Shares and Class C Warrants exercisable into 269,654 Common Shares.

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 9.8% of the outstanding Common Shares. This percentage is determined by dividing (i) 1,375,000 Common Shares held directly by Greenlight and Mr. Einhorn plus 1,205,012 Common Shares (the “Warrant Shares”) held indirectly by Greenlight in the form of immediately exercisable warrants over (ii) the Warrant Shares plus 25,216,001, the number of Common Shares issued and outstanding as of April 30, 2004, as reported in the Form 10-Q filed on May 11, 2004 with the Securities and Exchange Commission.

(c)	Greenlight has the sole power to vote and dispose of the 2,580,012 Common Shares beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 2,580,012 Common Shares beneficially owned by Greenlight.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 2,580,012 shares of Common Shares owned by Greenlight Fund, Greenlight Qualified or Greenlight Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

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Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004
Greenlight Capital, L.L.C.

	By:	/S/ DAVID EINHORN

David Einhorn, Senior Managing Member

Greenlight Capital, Inc.

	By:	/S/ DAVID EINHORN

David Einhorn, President

/S/ DAVID EINHORN

David Einhorn

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